U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of The Securities Exchange Act of 1934

BLUESKY SYSTEMS, CORP
(Name of small business issuer in its Charter)

Pennsylvania	05-6141009
(State or other jurisdiction of	(I.R.S. Employer
Incorporation or organization)	Identification No.)

191 Chestnut Street
Springfield, MA 01103
(Address of principal executive offices)

(413) 734-3116
(Issuer's telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on
to be so registered	which each class is to be
registered

None.	N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.001 par value
(Title of Class)

ITEM 1. DESCRIPTION OF BUSINESS

Introduction

We were incorporated on September 21, 2004 under the laws of the State of Pennsylvania to engage in the business of buying, selling, renting, and improving real estate. We are an early stage company and currently own 100% of the common stock of School Street 2nd Corp., which, in turn, owns property in central downtown Chicopee, Massachusetts at 192 School Street. Specifically, we own a two-story building that consists of four units and generates revenue by rentals on units. We had four leases, of which three expired in May 2006. The expired leases are now considered month-to-month leases. We plan to continue in this line of business for the foreseeable future. Our executive offices are located at 191 Chestnut Street in Springfield, Massachusetts 01103. Our telephone number is (413) 734-3116. We are currently authorized to issue 50,000,000 shares of common stock. We currently have 15,793,933 shares of common stock issued and outstanding.

Our business plan is to buy more investment properties which we believe have good cash flows or good cash flow potential, plus a favorable estimated resale value. We plan to lease our properties primarily to residential tenants. We plan to make limited improvements to our properties, so that we can increase occupancy, improve cash flows, and enhance potential resale value.

As shown in the accompanying audited financial statements, we have suffered recurring losses from operations since our inception. We experienced losses of $65,050 and $177,530 during 2006 and 2005, respectively. We had a total accumulated deficit of $313,431 as of December 31, 2006. These factors raise substantial doubt about our ability to continue as a going concern.

We are filing this registration statement on a voluntary basis. Management believes that as a fully reporting company we may be able to list our common stock to the Over the Counter Bulletin Board.

THE BUILDING AT 192 SCHOOL STREET

On September 21, 2004, we acquired 100% of the common stock of School Street 2nd Corp. which, in turn, owns a two-story apartment house, with four units in central downtown Chicopee, Massachusetts at 192 School Street, which the board of directors had identified as an acceptable business opportunity. We are obligated to a secured commercial mortgage to an unrelated party for $185,000 in order to obtain the property. As of December 31, 2006, the mortgage had been paid down to an aggregate of $169,900.

As of December 31, 2006, we had four leases, of which three expired in May 2006. The expired leases are now considered month-to-month leases. The leases are managed by Lessard Property Management, Inc. on our behalf, and the monthly amounts due under the leases, in the aggregate, total $2,475 per month. We have not reported the individual lease amounts, because they are in the names of private individuals.

Lessard Property Management has a contract with us to manage these leases, and their fee for doing so is 8% of the collected rent, or $150 per project, whichever is greater. This property management agreement was assigned to us by our director, Duane Bennett, for no additional consideration, other than as part of the process by which he deeded the property to us.

OVERVIEW OF OUR MARKET AREA

The city of Chicopee lies on the outskirts of the Springfield, Massachusetts urban area, located in the Pioneer Valley near the intersection of U.S. Interstates 90 (the Massachusetts Turnpike) and 91. Interstate 90 is the major east-west highway crossing Massachusetts. Interstate 91 is the major north-south highway that runs directly through the heart of New England. Chicopee is located approximately 90 miles west of Boston, Massachusetts, 70 miles southeast of Albany, New York and 30 miles north of Hartford, Connecticut. Chicopee is located in Hampden County, Massachusetts, whose estimated 1996 population was 441,280.

The economy in our primary market area enjoys the presence of large employers such as the University of Massachusetts, Baystate Medical Center, Mass Mutual Life Insurance Company, Big Y Foods, Inc., Friendly Ice Cream Corporation, Old Colony Envelope, Hamilton Standard, Pratt and Whitney and Strathmore Paper Company. Other employment and economic activity is provided by financial institutions, eight other colleges and universities, seven other hospitals and a variety of wholesale and retail trade businesses.

Respected national economists have given mixed opinions about the market for multi-family rentals in 2006. However, according to Moody's, Economy.com and Fiserv Lending Solutions, Springfield MA is expected to see slight gains of 0.8%, while the rest of the state is expected to see significant losses as high as -3.0%.

Consistent with this national overview, recent local developments have brought improvements to the local economy. According to the NAI 2006 Global Market Report, although there will be some slowdown in the real estate market in Massachusetts, it is expected that Springfield Massachusetts will not see a dramatic drop in market prices like many of the costal regions of the state.

According to the Pioneer Valley Planning Commission, as reported by the Springfield Business Improvement District, Chicopee had 2,112 multi-family units in fiscal 1998, while Springfield itself had 77,071 multi-family units.

These market factors form the setting in which we plan to execute our business model.

OUR PLAN TO ACQUIRE OTHER RENTAL PROPERTIES

Our business plan is to buy more rental properties that we believe are undervalued, compared to their cash flows and estimated resale value. Our strategy is to identify rental properties with a favorable purchase price relative to their market value, as well as positive cash flow. We plan to buy properties primarily leased to residential tenants. We are prepared to make some improvements to our properties, so that we can increase occupancy, improve cash flows, and enhance potential resale value. However, given our current financial condition, we will most likely seek properties in the Springfield, Massachusetts area for the next 12 months.

Our success will be dependent upon implementing our plan of operations and the risks associated with our business plans. We operate primarily in the Springfield, Massachusetts area. We plan to strengthen our position in these markets. We plan to expand our operations through our acquisition and improvement of real estate.

We presently own one two-story apartment house, with four units in Chicopee, Massachusetts, via our wholly-owned subsidiary, School Street 2nd Corp. We anticipate that we will begin to locate and negotiate for the purchase of additional properties during the second quarter of 2007. We hope to acquire additional real estate in the next 12 months, and to utilize the proceeds from the resale of those properties, along with their revenues, to pay our operating costs for the next twelve months; however, there are no assurances that this revenue will be sufficient to cover our operating costs. Accordingly, if our revenues are not sufficient, we will rely upon capital infusions from our director Duane Bennett; however, there are no assurances that Mr. Bennett will have sufficient funds to provide such capital infusions. He has made no assurance of the minimum or maximum capital amounts he could provide.

PROPERTY LOCATION PROCEDURES

We plan to conduct a preliminary analysis that consists of:

❖
Reviewing real estate sales information provided by local board of realtors associations and our review of the census tract increases. The information that we may obtain that would weigh in favor or our proceeding with a property acquisition would be:

o	High volume of real estate sales within the specific area
o	New schools and major commercial developments in the area
o	Improved state and city roads in the area

The information that we may obtain that would weigh against our proceeding with a property acquisition would be:
o	Hazardous waste in the area
o	High crime in the area
o	Overcrowding in the area

The data that we analyze to determine whether to purchase properties are:

❖	Demographic data that suggests increased demand in a specific area. The data that would weigh in favor of our proceeding with a purchase would be:
o	Increase in industrial activity such as a major corporation moving into the area creating new jobs and increasing residential housing demand.
o	Increase in the population’s median income levels for a certain area.
o	Low crime rate in the area

❖	Demographic data that would weigh against a purchase would be:
o	Migration of industrial companies outside the area.
o	Decrease in income levels
o	High crime rate in the area

In order to determine and evaluate the fastest growing areas, we will obtain reports from report surveys and reporting companies. These reports will provide detailed information that we will then study to determine where the good areas of growth are.

We will also rely on information provided by the U.S. Census Bureau to obtain information pertaining to population shifts and number of total people in a specific area. We plan also to compare the population figures from the 1990 census with those of the 2000 census.

DETAILED MARKET AND FINANCIAL ANALYSIS

We will perform detailed market and financial analysis regarding each property we decide to review for purchase so as to determine whether the specific location is appropriate for acquisition and development. That detailed information will include the following:

❖	Number of properties on the market.
❖	Number of properties sold in the past 12 months.
❖	Sales prices asked per property.
❖	Sales price sold per property.
❖	Total square footage and acreage per property
❖	Total number of units per property.
❖	Total number of pending closings per property.

PURCHASE PROCEDURES

Once we have located a property that we may want to purchase, we will ascertain whether the owner is willing to sell the property. We then negotiate a purchase price and ask the following questions of the prospective seller and/or obtain answers from third parties:

❖	When does the owner want to sell and close? Favorable conditions we look for regarding this factor are:
o	The seller is willing and able to sell within a six-month period.
o	Typically, the timing and motivation of sellers to enter into contract to sell may include several factors such as: estate planning, gifts to family, age, health and other personal factors.

❖	How much will the owner sell the land for? Favorable conditions we will look for regarding this factor are:
o	The price is below market value. We determine market value through appraisals and comparable sales reports in the area.
o	With respect to price, we would also consider value trends, such as historical yearly increases in property values

❖	Are there any defects on the title? Favorable conditions we will look for regarding this factor are:
o	No liens and/or encumbrances.
o	The buyer is able to deliver a clean title within the time we would like to close.

❖	Does the landowner have title insurance on the property? Favorable conditions we will look for regarding this factor are:
o	The landowner has title insurance on the property.
o	The landowner is able to secure title insurance on the property.
o	We would be able to obtain title insurance on the purchased property.

We will obtain the following documents from the seller during our due diligence on the property:
❖	General maps;
❖	Environmental reports
❖	Copies of existing zoning maps and regulations;
❖	Conduct land inspection procedures;
❖	Proposed zoning regulations;
❖	Deeds;
❖	Title insurance; and
❖	Tax bills.

We then verify the accuracy of these documents and determine how the information contained in the documents impacts the property that we are considering to purchase.

OUR FINANCING PROCEDURES

We will attempt to obtain financing from local banks doing business within the area where we are attempting to purchase property. Our director, Mr. Bennett, has, in the past, personally guaranteed repayment of debt for property purchases along with necessary corporate guarantees, and we plan to use such guarantees in the future, if necessary; however, there are no assurances that Mr. Bennett, or we, will be in a financial position to do so. We do not have any written agreements now or in the past with Mr. Bennett, obligating him to guarantee repayment of future debt or any of our other obligations. Mr. Bennett is not otherwise under any legal obligation to provide us with capital. We hope to leverage the property with a financial institution or private lender so that funds are available for additional purchases, based on using the property as collateral.

The procedures for obtaining our financing are as follows:

1.	File loan application.
2.	Credit checks, property appraisal done.

3.	Loan documents drafted.
4.	Down payment made that is typically approximately 5 to 10% of the appraised value.

5.	Institution lends funds for the balance, less certain transaction fees that are typically between approximately 2 to 3%.
6.	A lien is then filed with the appropriate recorder’s office.

There are no assurances that our financing procedures will be adequate to secure the funds needed to sustain our operations.

DISTRIBUTION

We have no distribution agreements in place with anyone. We plan to sell the properties we acquire primarily through direct selling efforts involving established real estate brokers and property managers and corporations that may have a need for residential and/or commercial real estate. We plan to contract with real estate brokers, sub-contractors and other agents to assist in us on a project-by-project basis.

NEW PRODUCTS OR SERVICES

We currently have no new products or services announced to the public. We will make public announcement in the future upon entering into material contracts to acquire any new real estate projects.

COMPETITIVE BUSINESS CONDITIONS

The Company faces significant competition both in acquiring rental properties and in attracting renters. The Company's primary market area of residential multi-family unit rentals is highly competitive, and the Company faces direct competition from a significant number of multi-family unit landlords, many with a local, state-wide or regional presence and, in some cases, a national presence. Many of these landlords are significantly larger and have greater financial resources than the Company. The Company's competition for renters comes from newer built apartment complexes as well as older apartment buildings.

In addition, the Company faces significant competition from home builders and land developers, because many renters have moved out of the rental market into single-family homes due to recent mortgage interest rates, which have reached 40-year lows in some cases. Nationally, there are over one hundred major land developers. Approximately 10% of these developers capture approximately 50% of the market for such developments. These developers have greater financial resources than we do and are better poised for market retention and expansion than we are. Specifically, our competition with national homebuilders is as follows:

❖	Pulte Homes;
❖	Ryan Homes;
❖	Ryland Homes;
❖	John Weiland Homes;
❖	Cresent Resources; and
❖	Harris Group

These national homebuilders purchase land or lots of vacant land parcels to build single-family homes, often in connection with nearby shopping centers and commercial buildings. The national homebuilders have substantial resources to enable them to build single-family homes for resale.

These builders engage in single-family home development and have greater financial resources than we do. In addition, these companies have greater operational resources because they are able to perform a variety of development tasks themselves. These companies purchase vacant land tracts and perform all the work necessary to construct the homes, such as land clearing and road development and then build the homes themselves. In contrast, we do not have the financial or operational resources to perform these tasks. These national and local builders are better equipped to acquire tracts of land equipped with these capabilities due to their operational and financial superiority over us.

We have no competitive advantages over any of the individuals and/or companies against whom we compete. We have significantly less capital, assets, revenues, employees and other resources than our local and/or national competition. There are no barriers to entry into this market.

INTELLECTUAL PROPERTY

At present, we do not have any patents, trademarks, licenses, franchises, concessions, and royalty agreements, labor contracts or other proprietary interests.

GOVERNMENT REGULATION ISSUES

We are subject to applicable provisions of federal and state securities laws and to regulations specifically governing the real estate industry, including those governing fair housing and federally backed mortgage programs. Our operations will also be subject to regulations normally incident to business operations, such as occupational safety and health acts, workmen's compensation statutes, unemployment insurance legislation and income tax and social security related regulations. Although we will use our best efforts to comply with applicable regulations, we can provide no assurance of our ability to do so, nor can we fully predict the effect of these regulations on our proposed activities.

RESEARCH AND DEVELOPMENT

We have spent no funds on research and development.

EMPLOYEES

Presently, we have no employees. We have no employment agreements with any of our management. We do not anticipate hiring any additional employees in the next 12 months.

RISK FACTORS

INVESTING IN THE SHARES OF COMMON STOCK OFFERED IN THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. WE CANNOT ASSURE THAT WE WILL EVER GENERATE REVENUES, DEVELOP OPERATIONS, OR MAKE A PROFIT.

OUR LIMITED OPERATING HISTORY AND NEAR ABSENCE OF REVENUES MAKES EVALUATING OUR BUSINESS AND PROSPECTS DIFFICULT

While our competitors have operated real estate businesses for a significant period of time, we have only had limited operations and a near absence of revenues since our inception in September 2004. As a result, we have a limited operating history upon which you can evaluate us and our prospects. In addition, we have an accumulated deficit of $313,431 since inception through December 31, 2006. These uncertainties increase the risk that you may lose your investment.

WE DO NOT EXPECT TO PAY DIVIDENDS ON OUR COMMON STOCK

To date, we have not paid any dividends on our common stock. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any payment of future dividends and the amounts thereof will depend upon our earnings, financial requirements and other factors deemed relevant by our board of directors. Thus, there is a greater risk you may never receive a return on your investment in our common stock.

THERE IS NO TRADING MARKET FOR OUR SHARES OF COMMON STOCK, AND YOU MAY BE UNABLE TO SELL YOUR SHARES.

There is not, and has never has been, a trading market for our securities. There is no established public trading market or market maker for our securities. There can be no assurance that a trading market for our common stock will be established or that, if established, can be sustained. Thus, there is a risk that you may never be able to sell your shares.

OUR LACK OF AN ESTABLISHED BRAND NAME AND RELATIVE LACK OF RESOURCES COULD DECREASE OUR ABILITY TO EFFECTIVELY COMPETE IN THE REAL ESTATE MARKET.

We do not have an established brand name or reputation in the residential real estate business. We also have a relative lack of resources to conduct our business operations. Thus, we may have difficulty effectively competing with companies that have greater name recognition and resources than we do. Presently, we have no patents, copyrights, trademarks and/or service marks that would protect our brand name or our proprietary information, nor do we have any current plans to file applications for such rights. Our inability to promote and/or protect our brand name may decrease our ability to compete effectively in the residential real estate market.

WE HAVE SUBSTANTIAL NEAR-TERM CAPITAL NEEDS; WE MAY BE UNABLE TO OBTAIN THE ADDITIONAL FUNDING NEEDED TO ENABLE US TO OPERATE PROFITABLY IN THE FUTURE.

We will need additional funding over the next twelve months to develop our business. The estimated need for funds could be as little as $25,000 or as high as $1,000,000, depending on the properties we plan to acquire and the maintenance of current facilities. As of December 31, 2006, we had only $3,975 worth of liquid assets with which to pay our expenses. In addition, we have a secured commercial mortgage for $185,000 bearing interest rate of 6.75%, which had been paid down to an aggregate of $169,900 as of December 31, 2006. Accordingly, we will seek outside sources of capital such as conventional bank financing; however, there can be no assurance that we will be able to obtain favorable terms for such financing. If adequate funds are not available, we may be required to curtail operations or shut down completely.

WE MAY NEED TO ISSUE MORE STOCK, WHICH COULD DILUTE YOUR STOCK

If we do not have enough capital to meet our future capital requirements, we may need to conduct additional capital-raising in order to continue our operations. To the extent that additional capital is raised through the sale of equity and/or convertible debt securities, the issuance of such securities could result in dilution to our shareholders and/or increased debt service commitments. Accordingly, if we issue additional stock, it could reduce the value of your stock.

OUR PRINCIPAL STOCKHOLDER CONTROLS OUR BUSINESS AFFAIRS, SO YOU WILL HAVE LITTLE OR NO PARTICIPATION IN OUR BUSINESS AFFAIRS.

Currently, our principal stockholder, Duane Bennett, owns approximately 80% of our common stock. Most of this stock is held by the Northeast Nominee Trust. Duane Bennett is the sole trustee of this trust. As a result, he will have control over all matters requiring approval by our stockholders and can outvote all minority stockholders. In addition, he will be able to elect all of the members of our Board of Directors, which will allow him to significantly control our affairs and management. He will also be able to affect most corporate matters requiring stockholder approval by written consent, without the need for a duly noticed and duly-held meeting of stockholders. Accordingly, you will be limited in your ability to effect change in how we conduct our business.

IF WE LOSE THE SERVICES OF OUR KEY DIRECTOR, OUR BUSINESS COULD LOSE MONEY OR SHUT DOWN COMPLETELY.

Our success is heavily dependent upon the continued active participation of our key director, Duane Bennett. Mr. Bennett has twenty years of experience in the real estate business selling, buying and renovating multifamily homes in the Springfield, Massachusetts area and land development and buying and selling real estate in the Massachusetts area. If we lost Mr. Bennett’s services, we could lose money or shut down completely. We do not maintain "key person" life insurance on Mr. Bennett. We do not have a written employment agreement with Mr. Bennett. There can be no assurance that we will be able to recruit or retain other qualified personnel, should it be necessary to do so.

WE DO NOT HAVE ANY PLANS TO HIRE ADDITIONAL PERSONNEL FOR AT LEAST THE NEXT TWELVE MONTHS, WHICH MAY CAUSE SUBSTANTIAL DELAYS IN OUR OPERATIONS.

Although we plan to expand our business and operations, we have no plans to hire additional personnel for at least the next twelve months. As we expand our business there will be additional strains on our operations due to increased cost. In addition, expanded operations of our business may create additional demand for the time and services of our president, who currently devotes approximately 10 hours per week to our business. We now only have the services of our president to accomplish our current business and our planned expansion. If our growth outpaces his ability to provide services and we do not hire additional personnel, it may substantially delay our operations.

OUR MANAGEMENT MAY HAVE POSSIBLE CONFLICTS OF INTEREST THAT MAY REDUCE THE LEVEL OF BUSINESS WE CONDUCT OR EXPANSION WE PURSUE.

Our officers and directors are involved in other business activities (such as other investments in the real estate market, and other lines of business in the automotive industry) and may, in the future become involved in other business opportunities that may reduce the level of business we conduct or expansion we pursue. If another business opportunity becomes available, our officers and directors may face a conflict in selecting between us and their other business interests. We have not formulated a policy for the resolution of such conflicts. We have no current plans to engage in further transactions with Mr. Bennett or our other officers, directors, or owners. However, future transactions or arrangements between or among our officers, directors and shareholders, and companies they control, may occur, and may result in conflicts of interest, which may reduce the level of business we conduct or the level of expansion we pursue.

WE FACE INTENSE COMPETITION, WHICH PUTS US AT A COMPETITIVE DISADVANTAGE; IF WE ARE UNABLE TO OVERCOME THESE COMPETITIVE DISADVANTAGES WE MAY NEVER BECOME PROFITABLE.

We face intense competition from companies engaged in similar businesses. We will compete with numerous companies that lease or sell residential real estate both over the Internet and via traditional forms of business. We anticipate that competition will intensify within Internet distribution channels, which we do not utilize. Many of our competitors have significantly greater customer bases, operating histories, financial, technical, personnel and other resources than we do, and may have established reputations for success in the real estate industry. There can be no assurance that we will be able to compete effectively in the highly competitive real estate industry. As a response to changes in the competitive environment, we may from time to time make certain service, marketing or supply decisions or acquisitions that could reduce our revenues, increase our expenses, or alter our pricing in a way that would diminish or prevent our profitability.

WE HAVE INCURRED LOSSES FROM OPERATIONS AND LIMITED CASH THAT RAISES SUBSTANTIAL DOUBT AS TO WHETHER WE CAN CONTINUE AS A GOING CONCERN.

As of December 31, 2006, our accumulated deficit was $313,431. Our cash flows provided by (used in) operations were $2,701 and $14,534 for the years ended December 31, 2006 and December 31, 2005, respectively. We have incurred losses from operations and limited cash that raises substantial doubt as to whether we can continue as a going concern.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

With the exception of historical facts stated herein, the matters discussed in this report are "forward looking" statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Such "forward looking" statements include, but are not necessarily limited to, statements regarding anticipated levels of future revenues and earnings from our operations. Readers of this report are cautioned not to put undue reliance on "forward looking" statements, which are, by their nature, uncertain as reliable indicators of future performance. We disclaim any intent or obligation to publicly update these "forward looking" statements, whether as a result of new information, future events, or otherwise. In addition the uncertainties include, but are not limited to, competitive conditions involving our markets.

We were incorporated on September 21, 2004 under the laws of the State of Pennsylvania to engage in the business of buying, selling, renting, and improving real estate. We are an early stage company and currently own 100% of the common stock of School Street 2nd Corp. which, in turn, owns property in central downtown Chicopee, Massachusetts at 192 School Street. Specifically, we own a two-story building that consists of four units and generates revenue by rentals on units. We had four leases, of which three expired in May 2006. The expired leases are now considered month-to-month leases. We plan to continue in this line of business for the foreseeable future.

Our business plan is to buy more investment properties which we believe have good cash flows or good cash flow potential, plus a favorable estimated resale value. We plan to lease our properties primarily to residential tenants. We plan to make limited improvements to our properties, so that we can increase occupancy, improve cash flows, and enhance potential resale value.

RESULTS OF OPERATIONS

For the years ended December 31, 2006 and 2005

Net Loss

We had a net loss of $65,050 for the year ended December 31, 2006, decreased by $112,480, or approximately 63%, compared to a net loss of $177,530 for the year ended December 31, 2005. The decrease in net losses in 2006 was due primarily to the decrease in non-cash consulting expenses, which were $54,500 and $162,600 for the years ended December 31, 2006 and 2005, respectively. The non-cash consulting expenses were the result of the issuance of 170,000 shares of common stock for services in 2006, which were valued at $.10 per share, or $17,000, and the issuance of 3,090,600 shares of common stock for services in 2005, which were valued at $200,100 in total.

Revenue

We recorded revenues of $29,893 and $17,308 for the years ended December 31, 2006 and 2005, respectively. The revenues in these years were primarily generated by rentals on units of our residential rental property. We had 4 leases, of which 3 expired in May 2006. The expired leases are now considered month-to-month leases.

All sales transactions were with unrelated parties.

Expenses

Operating expenses for the years ended December 31, 2006 and 2005 were $94,943 and $194,838, respectively, of which non-cash consulting expenses of $54,500 and $162,600 for the years ended December 31, 2006 and 2005, respectively, were the results of the issuance of 170,000 shares of common stock in 2006 and 3,090,600 shares of common stock in 2005 for services in connection with general management consulting and advisory services including, but not limited to, the following:

-	Advise on matters relating to the structure, management, and operation of the Company and its subsidiaries;
-	The preparation and implementation of a new business plan (namely real estate rental business) and a future growth strategy;
-	Advise on procedures, regulations, and compliance of a public listed company;
-	The identification and securing of agreements with prospective officers, directors, consultants, and employees;
-	Assistance with preparation of this registration statement;
-	Assistance with preparation of financial statements;
-	EDGAR services

The 170,000 shares issued in 2006 were valued at $.10 per share, or $17,000, and the 3,090,600 shares of common stock issued in 2005 were valued at $200,100 in total. We also had interest expenses of $14,193 and $9,461 for the years ended December 31, 2006 and 2005, respectively, which were incurred due to a secured commercial mortgage for $185,000 bearing the interest rate of 6.75%.

Expenses paid with cash were primarily connected with owning and operating our apartment building, including expenses for repair & maintenance as well as interest payments.

We expect increases in expenses through the year 2005 as we move toward developing our business plan and registering our common stock. In addition, we expect cash outlays for professional fees to increase to around $40,000 per year for compliance with the reporting requirements of the Securities and Exchange Commission once our registration statement is deemed effective.

We do not have any lease agreement for our principal office and do not currently have any employment agreements.

Income Taxes

We did not have any federal or state income tax expense for the years ended December 31, 2006 and December 31, 2005.

If we incur losses, we may have a deferred tax asset. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that, some portion or all of the deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment. We do not currently have any net deferred tax assets.

Impact of Inflation.

We believe that inflation has had a negligible effect on operations since inception. We believe that we can offset inflationary increases in the cost of operations by increasing sales and improving operating efficiencies.

Liquidity and Capital Resources

Cash flows provided by (used in) operating activities were $2,701 and $(14,534) for the years ending December 31, 2006 and December 31, 2005, respectively. Cash flows from operations were primarily attributable to a net loss from operations, offset by business expenses paid by our director, plus a non-cash adjustment for common share issuances for services rendered. This non-cash adjustment increased our net loss.

We had no cash flows from investing activities for the year ended December 31, 2006, but we had cash flows of $96,014 used in investing activities for the year ended December 31, 2005 due primarily to the improvements to the rental property.

Cash flows (used in) provided by financing activities were $(2,678) and $110,483 for the years ending December 31, 2006 and December 31, 2005, respectively. Cash flows for these periods include principal payments made toward the mortgage on our income-producing rental property. Additionally, our majority shareholder contributed $4,525 and $3,182 during the years ended December 31, 2006 and 2005, respectively.

Mortgage incurred from our director, Mr. Bennett, for the purchase of the rental property consisted of the following, as of December 31, 2006:

-Secured commercial mortgage to an unrelated party, dated May 27, 2005, with a monthly payment of principal and interest, in the amount of $1,778 per month, beginning May 27, 2005 and continuing monthly until May, 2012, the maturity date, at which time the balloon amount is due. This loan had been paid down to an aggregate of $169,900 as of December 31, 2006.

Overall, we have funded our cash needs from inception through December 31, 2006 with a series of equity and debt transactions, including those with related parties as described above. If we are unable to receive additional cash from our related parties, we may need to rely on financing from outside sources through debt or equity transactions. Our related parties are under no legal obligation to provide us with capital infusions. Failure to obtain such financing could have a material adverse effect on our operations and financial condition. Adverse effects could include an inability to afford sufficient advertising for the homes that we sell, which would make us less competitive in the marketplace. We could also find it more difficult to enter into strategic joint venture relationships with third parties. Finally, lack of financing would most likely delay the implementation of our business plan. Our alternative plan of operation in the event of a failure to obtain financing would be to continue operations as currently configured, with the result being little, if any, projected growth. Another alternative would be to enter into a joint venture with another company that has working capital available, albeit on less favorable terms than if we had obtained financing, for the development of our business plan.

We had cash on hand of only $43 and a working capital deficit of $5,898 as of December 31, 2006. Our current amount of cash in the bank is insufficient to fund our operations for the next twelve months. We will rely on the revenue from our business, if any, and funding from outside sources; however, we have no current or projected capital reserves that will sustain our business for the next 12 months. Also, if the projected revenues fall short of needed capital we will not be able to sustain our capital needs for the next twelve months. We will then need to obtain additional capital through equity or debt financing to sustain operations for an additional year. A lack of significant revenues during 2007 will significantly affect our cash position and make it necessary to raise additional funds through equity or debt financing. Our current level of operations would require capital of approximately $40,000 to sustain operations through year 2007 and approximately $35,000 per year thereafter. Modifications to our business plans or additional property acquisitions may require additional capital for us to operate. There can be no assurance that additional capital will be available to us when needed or available on terms favorable to us. Our approximate offering expenses of $30,000 in connection with this offering have already been paid.

On a long-term basis, liquidity is dependent on continuation and expansion of operations, receipt of revenues, and additional infusions of capital and debt financing. We are considering launching a local advertising campaign. Our current capital and revenues are insufficient to fund such marketing. If we choose to launch such a campaign, we will require substantially more capital. If necessary, we will raise this capital through an additional stock offering. However, there can be no assurance that we will be able to obtain additional equity or debt financing in the future, if at all. If we are unable to raise additional capital, our growth potential will be adversely affected and we will have to significantly modify our plans. For example, if we unable to raise sufficient capital to develop our business plan, we may need to:

- Seek projects of lesser value or that may be less profitable

- Seek smaller projects, which are less capital intensive, in lieu of larger projects;

Or

- Seek projects that are outside our geographical area to generate some revenue for us.

Demand for our rental services will be dependent on, among other things, market acceptance of our services, the real estate market in general and general economic conditions, which are cyclical in nature. Inasmuch as a major portion of our activities is the receipt of rents from residential properties, our business operations may be adversely affected by our competitors and prolonged recession periods.

Our success will depend upon implementing our plan of operations and the risks associated with our business plans. We operate a small real estate rental business in the Springfield, Massachusetts area. We plan to strengthen our position in this market. We also plan to expand our operations in the Springfield area, as well as identify possible investment properties elsewhere.

ITEM 3. DESCRIPTION OF PROPERTY

Currently we do not own any property for the use of administration nor do we have any plans to acquire any property in the future for such use. We are currently operating out of offices located at 191 Chestnut Street in Springfield, Massachusetts. We occupy approximately 200 square feet, which we feel is adequate for our present and planned future operations. We pay no rent for the use of this space. We have no current plans to occupy other or additional office space.

Location and Description

We currently own a two-story building that consists of four units in central downtown Chicopee, Massachusetts at 192 School Street. We had four leases, of which three expired in May 2006. The expired leases are now considered month-to-month leases. Aggregate gross rental income from these tenants is $2,475 per month.

Investment Policies

The Company's policy is to actively pursue the acquisition of real estate for investment income and appreciation in property value. The Company intends to place an emphasis on acquiring residential rental property which management feels is undervalued. The Company's policy will be to focus primarily on favorable terms of financing and potential return on capital. The Company intends to look for residential rental properties that can be purchased for less than market value.

The Company has no present intention to invest in first or second mortgages, securities of companies primarily engaged in real estate activities, or interests in real estate investment trusts or real estate limited partnerships. However, the Company's board of directors is not precluded in the future from participating in such investments.

The Company currently has no limitations on the percentage of assets which may be invested in any one investment or the type of securities or investments it may buy. However, the board of directors in its discretion may set policies without a vote of the Company's securities holders regarding the percentage of assets which may be invested in any one investment, or type of investment. The Company's current policy is to evaluate each investment based on its potential capital return to the Company on a relatively short term basis. Furthermore, the Company does not plan to enter into the business of originating, servicing or warehousing mortgages or deeds of trust, except as may be incidental to its primary purpose of acquiring and renting real estate.

Description of Real Estate and Operating Data

The Company’s primary asset is the two-story building consisting of four units located at 192 School Street in Chicopee, Massachusetts. We are obligated to a secured commercial mortgage to an unrelated party for $185,000 in order to obtain the property. As of December 31, 2006, the mortgage had been paid down to an aggregate of $169,900. No prepayment penalty provisions exist in the mortgage. The commercial mortgage matures on April, 2021, and should be paid in full with no balance owing on that date.

We had four leases, of which three expired in May 2006. The expired leases are now considered month-to-month leases. There is no plan to make major renovations or improvements to the property.

The leases are managed by Lessard Property Management, Inc. on our behalf. The average effective annual rental per unit is $7,425 per unit, per year. The four leases on the property cover a combined total area of 5,184 square feet, representing a combined annual rental of $29,700, which represents 100% of the property’s gross annual rentals. None of the individual leases are with related parties, but all are unrelated third parties. Lessard Property Management has a contract with us to manage these leases, and their fee for doing so is 8% of the collected rent, or $150 per project (which, in this case, we have construed to mean the apartment building as a whole), whichever is greater.

Of the existing four tenants, all occupy more than 10% of the available space in the building. The nature of the business of each of these tenants and the principal provisions of their leases are outlined as follows: all are residential leases for individuals or families, for monthly rent, according to the usual terms for residential lease agreements.

The building is located in the city of Chicopee, which lies on the outskirts of the Springfield, Massachusetts urban area, located in the Pioneer Valley near the intersection of U.S. Interstates 90 (the Massachusetts Turnpike) and 91. Interstate 90 is the major east-west highway crossing Massachusetts. Interstate 91 is the major north-south highway that runs directly through the heart of New England. Chicopee is located approximately 90 miles west of Boston, Massachusetts, 70 miles southeast of Albany, New York and 30 miles north of Hartford, Connecticut. Chicopee is located in Hampden County, Massachusetts, whose estimated 1996 population was 441,280.

The Company is claiming a federal tax basis of $161,513 in the property, and is depreciating the property over a 27.5 year period, using the straight-line method of depreciation for book purposes and the MACRS method for IRS purposes, representing an annualized rate of 3.63%.

The Company is of the opinion that the building is adequately covered by insurance.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth the ownership, as of April 4, 2007, of our common stock (a) by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, and (b) by each of our directors, by all executive officers and our directors as a group. To the best of our knowledge, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted.

Security Ownership of Certain Beneficial Owners (1)(2)

Name and Address of Beneficial Owner	Amount and Nature of Ownership	Percentage of Class
Karol Kapinos President and Director 191 Chestnut Street, Springfield, MA 01103	200,000 Direct	1%
Duane Bennett Secretary and Director 191 Chestnut Street, Springfield, MA 01103	100,000 (3) Direct	Less than 1%
Duane Bennett Trustee of North East Nominee Trust 191 Chestnut Street, Springfield, MA 01103	12,500,000 (3) Indirect	79%
A-Z Consulting, Inc. 7951 SW 6th Street, Suite 216 Plantation, FL 33324	1,500,000 (4)	9.5%

Security Ownership of Directors and Officers (1)(2)

Name and Address of Beneficial Owner	Amount and Nature of Ownership	Percentage of Class
Karol Kapinos President and Director 191 Chestnut Street, Springfield, MA 01103	200,000 Direct	1.0%
Duane Bennett Secretary and Director 191 Chestnut Street, Springfield, MA 01103	100,000 (3) Direct	Less than 1%
Duane Bennett Trustee of North East Nominee Trust 191 Chestnut Street, Springfield, MA 01103	12,500,000 (3) Indirect	79.0%
All directors and officers as a group	12,800,000	81.0%
Total Outstanding	15,793,933	100.0%

Notes to the table:

(1)
Pursuant to Rule 13-d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned.

(2)
This table is based upon information obtained from our stock records. We believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

(3)	Mr. Bennett owns 100,000 of these shares in his own name. The remaining 12,500,000 shares are owned in the name of the Northeast Nominee Trust, of which he is the sole trustee.

(4)	A-Z Consulting, Inc. received the 1,500,000 shares of common stock for consulting services rendered. Our agreement with A-Z Consulting, Inc. is attached as an exhibit to this registration statement.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our Bylaws provide that we must have at least one director. Each director will serve until our next annual shareholder meeting, to be held sixty days after the close of the fiscal year, or until a successor is elected who accepts the position. Directors are elected for one-year terms. Our officers may be elected by our Board of Directors at any regular or special meeting of the Board of Directors.

Vacancies may be filled by a majority vote of the remaining directors then in office. Our directors and executive officers are as follows:

Name	Age	Position
Karol Kapinos	42	President and Director
Duane Bennett	47	Secretary and Director

Karol Kapinos, President and Director

For the past twelve years, Mr. Karol Kapinos has successfully purchased single-family homes in Peoria, Illinois, rehabilitated them and resold them at profits in excess of the industry average. His past track record has shown the ability to purchase real estate and resell it for better than expected profits.

Since 1990, Mr. Karol Kapinos has also been a self-employed entrepreneur as a wholesaler of domestic and foreign automobiles through his wholly owned company, Midway Motors, Inc. During this time, Mr. Kapinos has become familiar with sales marketing strategies as well as overall economic trends in and around the Massachusetts area. Mr. Kapinos has not been an affiliate of any other company for the past five years. Mr. Kapinos is also on the Board of Directors of the Metro League. He conducts charity softball programs preparing and coaching kids for college sports. Other than this person mentioned above, we have no significant employees.

Duane Bennett, Secretary and Director

Duane Bennett has been a Director since our inception in September 2004. Mr. Bennett will serve as a director until our next annual shareholder meeting, or until a successor is elected and accepts the position. Mr. Bennett devotes approximately 5 hours per week to our company. Mr. Bennett’s business experience over the last ten years has consisted of the following:

From 2003 to the present Mr. Bennett has been a Director of Axiom III, Inc., a company with a very similar business plan to our own. Axiom III was incorporated in Nevada in June 2004 to engage in the business of buying, selling, renting, and improving real estate. Mr. Bennett has been integral to Axiom III's development. Currently the company owns one building in Chicopee, Massachusetts, near Springfield in western Massachusetts. Axiom III has engaged in and Mr. Bennett has assisted with buying, selling, rentals, and improvements in real estate.

From 1997 to 2004, Mr. Bennett was President of ABC Realty, Inc., a publicly reporting company and a licensed real estate brokerage, which provided real estate brokerage services within the Charlotte, North Carolina area. Mr. Bennett was brokering private vacant land development transactions. From 1995 to August 2004, Mr. Bennett was also the President of Xenicent, Inc., a publicly reporting company that began as a real estate investment company engaged in the purchase and sale of raw land primarily in and around North Carolina. In 2003, Xenicent along with Mr. Bennett acting as director and majority shareholder entered into a deal to obtain a 60% subsidiary interest in a Taiwanese company called Giantek Technology Corporation. Giantek was primarily engaged in the production of light emitting diode (LED) display systems for use in the sport and transportation industries. In 2004, the 60% subsidiary interest agreement that was entered into in 2003 was mutually rescinded as a result of an inability of the Giantek shareholders to raise the investment capital originally anticipated in the 2003 agreement.

From 1999 to 2000, Mr. Bennett was the sole owner, president, and chief executive officer of Internet Funding Corp., a private company which sought to develop the operations of and arrange capital financing for development stage Internet companies in the Charlotte, North Carolina area. From 1991 until 1995, Mr. Bennett was chief executive officer and president of Bennett International Businesses, a sole proprietorship he owned, based in Charlotte, North Carolina. He was in charge of revising all business plans for potential private investment, as well as a proposal to build 129,000 prefabricated houses per year in five separate factories. The houses were to be built out of steel and cement and lifted by crane to their final location. Mr. Bennett did construct a model prototype; however, the project never came to fruition. Bennett International Businesses also explored investment opportunities in China, Mexico, South Africa and Chile. From 1995 to 1996, Mr. Bennett also operated Premier Builders and Developers, a company that developed land in the Charlotte, North Carolina area. From 1991 to 1996, Mr. Bennett was the sole owner and president of Goodex, Inc., a private company involved in buying, selling, and renovating homes in the Springfield, Massachusetts area.

Other than those persons mentioned above, we have no employees.

Family Relationships.

None.

Legal Proceedings.

No officer, director, or persons nominated for such positions and no promoter or significant employee of our Company has been involved in legal proceedings that would be material to an evaluation of our management.

Promoters and Control Persons

Mr. Duane Bennett may be considered a control person of the Company within the meaning of the rules promulgated under the Securities Act of 1933, as amended, by virtue of his share ownership, his ability to influence the activities of the Company, and his positions of Chairman and President of the Company.

ITEM 6. EXECUTIVE COMPENSATION

No compensation in excess of $100,000 was awarded to, earned by, or paid to any executive officer of Bluesky Systems, Inc. during the years 2006, 2005, and 2004. The following table and the accompanying notes provide summary information for each of the last three fiscal years concerning cash and non-cash compensation paid or accrued by Karol Kapinos, our President and Director, and Duane Bennett, our Secretary and Director.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compen- sation ($)	Nonquali- fied Deferred Compensa- tion Earnings ($)	All Other Compensa- tion ($)	Total ($)
Karol Kapinos President and Director	2006 2005 2004	- - -	- - -	- $20,000 -	- - -	- - -	- - -	- - -	- $20,000 -
Duane Bennett Secretary and Director	2006 2005 2004	- - -	- - -	- $10,000 $12,500*	- - -	- - -	- - -	- - -	- $10,000 $12,500

* Owned by Mr. Bennett indirectly through Northeast Nominee Trust.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On September 21, 2004, our director Duane Bennett transferred ownership in the two-story apartment building located at 192 School Street from himself, personally, to School Street 2nd Corp., in exchange for $100 cash and for School Street 2nd Corp.’s assumption of his obligations under a secured commercial mortgage for 185,000, which was paid down to $169,900 as of December 31, 2006.

On October 4, 2004, we entered into a Consulting Services Agreement with A-Z Consulting, Inc. Under the terms of the agreement, A-Z Consulting, Inc. has agreed to use its best efforts to assist us in registering our stock with the SEC and having our common stock publicly traded.  In exchange for the following services, we have paid A-Z Consulting, Inc., 1,500,000 shares of our common stock for:

•	Consultation and review of a proposed 504 offering in Pennsylvania;
•	Assist with the preparation of Form D, board resolutions, subscription agreements and accredited investor questionnaires pursuant to a private exempt offering under Regulation D;
•	Selection of an independent stock transfer agent; and
•	EDGAR services

The shares issued were valued at the estimated value for the services received, which was $150,000, or $.10 per share.

On November 29, 2004, the Board of Directors authorized a private placement offering in Pennsylvania, through which we issued 12,500,000 shares of our common stock to Northeast Nominee Trust, of which our director Duane Bennett is the beneficiary, in exchange for 100% ownership of School Street 2nd Corporation, which in turn owns title to the two-story apartment building located at 192 School Street.

We have a policy in place whereby we require the board of directors’ approval for material related party transactions. We believe that all of our related party transactions were done on terms that would have been similar if we conducted them with unrelated third parties.

ITEM 8. DESCRIPTION OF SECURITIES

The following description is a summary and is qualified in its entirety by the provisions of our Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK

We are authorized to issue 50,000,000 shares of common stock, with a par value of $.001 per share. As of April 4, 2007, there were 15,793,933 common shares issued and outstanding. All shares of common stock outstanding are validly issued, fully paid and non-assessable.

VOTING RIGHTS.

Each share of common stock entitles the holder to one vote at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the holders of common stock holding, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

MISCELLANEOUS RIGHTS AND PROVISIONS.

Holders of common stock have no preemptive or other subscription rights, conversion rights, or redemption provisions. In the event of our dissolution, whether voluntary or involuntary, each share of common stock is entitled to share proportionally in any assets available for distribution to holders of our equity after satisfaction of all liabilities and payment of the applicable liquidation preference of any outstanding shares of preferred stock.

There is no provision in our charter or by-laws that would delay, defer or prevent a change in our control.

DEBT SECURITIES.

We have not issued any debt securities.

DIVIDEND RIGHTS.

The common stock has no rights to dividends, except as the Board may decide in its discretion, out of funds legally available for dividends. The Company has never paid any dividends on its common stock, and has no plans to pay any dividends in the foreseeable future.

PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is not traded on any exchange. We plan to eventually seek quotation on the over-the-counter Bulletin Board. We cannot guarantee that we will obtain a quotation. Although we plan to obtain a market maker for our securities, our management has not yet discussed market making with any market maker or broker dealer. There is no trading activity in our securities, and there can be no assurance that a regular trading market for our common stock will ever be developed, or if developed, will be sustained.

A shareholder in all likelihood, therefore, will not be able to resell their securities should he or she desire to do when eligible for public resales. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. We have no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

Agreements to Register

Not applicable.

Holders

As of April 4, 2007, there were 48 holders of record of our common stock.

Shares Eligible For Future Sale

In general, under Rule 144 as currently in effect, any of our affiliates and any person or persons whose sales are aggregated with our affiliates, who has beneficially owned his or her restricted shares for at least one year, may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock, or (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also affected by limitations on manner of sale, notice requirements, and availability of current public information about us. Non-affiliates who have held their restricted shares for two years may be entitled to sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been affiliates for the three months preceding such sale.

Further, Rule 144A as currently in effect, in general, permits unlimited resales of restricted securities of any issuer provided that the purchaser is an institution that owns and invests on a discretionary basis at least $100 million in securities or is a registered broker-dealer that owns and invests $10 million in securities. Rule 144A allows our existing stockholders to sell their shares of common stock to such institutions and registered broker-dealers without regard to any volume or other restrictions. Unlike under Rule 144, restricted securities sold under Rule 144A to non-affiliates do not lose their status as restricted securities.

The availability for sale of substantial amounts of common stock under Rule 144 could adversely affect prevailing market prices for our securities.

Dividends

We have not declared any cash dividends on our common stock since our inception and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in our business. Any decisions as to future payment of dividends will depend on our earnings and financial position and such other factors, as the Board of Directors deems relevant.

Dividend Policy

All shares of common stock are entitled to participate proportionally in dividends if our Board of Directors declares them out of funds legally available. These dividends may be paid in cash, property or additional shares of common stock. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained to develop our business. Any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Our Shares are "Penny Stocks" within the Meaning of the Securities Exchange Act of 1934

Our common shares are "penny stocks" within the definition of that term as contained in the Securities Exchange Act of 1934, which generally refers to equity securities with a price of less than $5.00. Our shares will therefore be subject to rules that impose sales practice and disclosure requirements on certain broker-dealers who engage in certain transactions involving a penny stock.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt. Generally, an individual with a net worth in excess of $250,000 or annual income exceeding $200,000 individually or $300,000 together with his or her spouse is considered an accredited investor. In addition, unless the broker-dealer or the transaction is otherwise exempt, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the Registered Representative and current bid and offer quotations for the securities. In addition a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account, the account’s value and information regarding the limited market in penny stocks. As a result of these regulations, the ability of broker-dealers to sell our stock may affect the ability of Selling Security Holders or other holders to sell their shares in the secondary market. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. These additional sales practice and disclosure requirements could impede the sale of the Company's securities, if our securities become publicly traded. In addition, the liquidity for the Company's securities may be adversely affected, with concomitant adverse affects on the price of the Company's securities. Our shares may someday be subject to such penny stock rules and our shareholders will, in all likelihood, find it difficult to sell their securities.

ITEM 2. LEGAL PROCEEDINGS

We are not aware of any pending or threatened legal proceedings, in which we are involved. In addition, we are not aware of any pending or threatened legal proceedings in which entities affiliated with our officers, directors or beneficial owners are involved.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Not Applicable.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

On October 6, 2004, we issued 1,000 shares to the Northeast Nominee Trust, of which our founder and director Duane Bennett is the beneficiary, in exchange for $1,000 in cash. On November 29, 2004, we forward split our common stock 12,500 for 1. As a result, Mr. Bennett’s 1,000 shares were exchanged for 12,500,000 of our common shares. We relied on the exemption provided in Section 4(6) of the Securities Act of 1933, as amended. This exemption is based on the fact that Mr. Bennett was an accredited investor as defined in Rule 501(a)(4) promulgated under the Securities Act, by virtue of his being a director of the Company.

On November 29, 2004, we issued 25,000 shares to Lessard Property Management, Inc. in exchange for their consent to an assignment of rights and obligations under their property management agreement. Duane Bennett assigned us these rights and obligations, which arose from his agreement with Lessard, dated August 27, 2003. We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended. We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) there was only one offeree, (3) the offeree has agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that it will not resell the stock unless its shares are registered or an exemption from registration is available; (4) the offeree was a sophisticated investor familiar with our company and stock-based transactions; (5) there were no subsequent or contemporaneous public offerings of the stock; (6) the stock was not broken down into smaller denominations; and (7) the negotiations for the sale of the stock took place directly between the offeree and our management.

On March 20, 2005, we issued 300,000 shares to two individuals, as follows: our President, Karol Kapinos, 200,000 shares; our director, Duane Bennett, 100,000 shares. These shares were issued in exchange for their services as management of the Company. We relied on the exemption provided in Section 4(6) of the Securities Act of 1933, as amended. This exemption is based on the facts that Mr. Kapinos and Mr. Bennett were both accredited investors as defined in Rule 501(a)(4) promulgated under the Securities Act, by virtue of their being officers and/or directors of the Company.

On March 20, 2005, we issued 65,000 shares to three individuals, as follows: Michael Langer, 25,000 shares; Mark Gaenslen, 25,000 shares; and Anne Borelli, 15,000 shares. These shares were issued in exchange for valuable services rendered to the Company. More specifically, the services rendered were for accounting services (including review of tax returns and real-estate related tax advice); assistance with identifying and coordinating property management services, advice for identifying and evaluating rental properties now and in the future, and advice on our business plan development, particularly our real estate market analysis. We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended. We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) there were only four offerees, (3) the offerees have agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that they will not resell the stock unless their shares are registered or an exemption from registration is available; (4) the offerees are sophisticated investors familiar with our company and stock-based transactions; (5) there were no subsequent or contemporaneous public offerings of the stock; (6) the stock was not broken down into smaller denominations; and (7) the negotiations for the sale of the stock took place directly between the offerees and our management.

On March 20, 2005, we issued 1,100,600 shares to 36 individuals pursuant to a Regulation D offering. We relied on the exemption provided in Section 4(6) of the Securities Act of 1933, as amended. This exemption is based on the fact that these investors were accredited investors as defined in Rule 501(a)(4) promulgated under the Securities Act. We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) the offerees have agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that they will not resell the stock unless their shares are registered or an exemption from registration is available; (3) the offerees are accredited investors familiar with our company and stock-based transactions; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and our management.

On October 9, 2006, we issued 100,000 shares to two individuals, as follows: Michael Langer, 50,000 shares and Mark Gaenslen, 50,000 shares. These shares were issued in exchange for valuable services rendered to the Company. More specifically, the services rendered were for advice for identifying and evaluating rental properties now and in the future, and advice on our business plan development, particularly our real estate market analysis. We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended. We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) there were only two offerees, (3) the offerees have agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that they will not resell the stock unless their shares are registered or an exemption from registration is available; (4) the offerees are sophisticated investors familiar with our company and stock-based transactions; (5) there were no subsequent or contemporaneous public offerings of the stock; (6) the stock was not broken down into smaller denominations; and (7) the negotiations for the sale of the stock took place directly between the offerees and our management.

On November 6, 2006, we issued 70,000 shares to two individuals, as follows: Pablo Torres, 50,000 shares and Cecil Medlin, 20,000 shares. These shares were issued in exchange for valuable services rendered to the Company. More specifically, the services rendered were for maintenance and security for the property owned by the Company, advice for identifying and evaluating real estate investment properties in North Carolina, now and in the future. We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended. We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) there were only two offerees, (3) the offerees have agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that they will not resell the stock unless their shares are registered or an exemption from registration is available; (4) the offerees are sophisticated investors familiar with our company and stock-based transactions; (5) there were no subsequent or contemporaneous public offerings of the stock; (6) the stock was not broken down into smaller denominations; and (7) the negotiations for the sale of the stock took place directly between the offerees and our management.

On November 6, 2006, we issued 33,333 shares to Wilbraham Rotary Memorial Foundation as a gift. We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended. We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) there was only one offeree, (3) the offeree has agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that offeree will not resell the stock unless the shares are registered or an exemption from registration is available; (4) the offeree is a sophisticated investor familiar with our company and stock-based transactions; (5) there were no subsequent or contemporaneous public offerings of the stock; (6) the stock was not broken down into smaller denominations; and (7) the negotiations for the sale of the stock took place directly between the offeree and our management.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Under Pennsylvania law, a corporation may indemnify its officers, directors, employees and agents under certain circumstances, including indemnification of such persons against liability under the Securities Act of 1933, as amended. Those circumstances include that an officer, director, employee or agent may be indemnified if the person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A true and correct copy of Section 1713 of Title 15, Part II, Subpart B, Article B, Chapter 17, Subchapter B and Sections 1741-1744 of Title 15, Part II, Subpart B, Article B, Chapter 17, Subchapter D of the Pennsylvania Consolidated Statutes that addresses indemnification of officers, directors, employees and agents is attached hereto as Exhibit 99.1.

Section 3.3 of Article III of the By-Laws of Bluesky Systems, Inc. provides that the Board of Directors shall have authority to fix the compensation of directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling an issuer pursuant to the foregoing provisions, the opinion of the Commission is that such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

The effect of indemnification may be to limit the rights of the Company and its stockholders (through stockholders’ derivative suits on behalf of Bluesky Systems, Inc.) to recover monetary damages and expenses against a director for breach of fiduciary duty.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
BlueSky Systems, Corp and Subsidiary

I have audited the accompanying consolidated balance sheets of BlueSky System, Corp. and Subsidiary (“The Company”) as of December 31, 2006, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for the years ended December 31, 2006 and 2005. These consolidated financial statements are the responsibility of the company’s management. My responsibility is to express an opinion on these consolidated financial statements based on my audits.

I conducted my audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BlueSky Systems, Corp. and Subsidiary as of December 31, 2006, and the results of its operations and its cash flows for the years ended December 31, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has suffered recurring losses and has yet to generate an internal cash flow that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are described in Note D. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Traci J. Anderson, CPA
Traci J. Anderson, CPA
Huntersville, NC
February 5, 2007

BlueSky Systems, Corp.
Consolidated Balance Sheet
December 31, 2006

ASSETS
Current Assets:
Cash	$43
Accounts Receivable	1,267
Total Current Assets	3,975

Property and Equipment:
Property and Equipment	161,513
Accumulated Depreciation	(18,937)
Total Furniture and Equipment	142,576

Total Assets	$143,886

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Current Maturities of Mortgage Payable	$7,897
Accounts Payable	1,976
Total Liabilities	9,873

Long-term Liabilities:
Mortgage Payable, Net of Current Maturities	169,900
Total Liabilities	169,900

Stockholders' Equity:
Common Stock ($.001 par value; 50,000,000 authorized;
15,793,933 issued and outstanding)	15,794
Paid in Capital	261,750
Retained Earnings/(Deficit)	(313,431)
Total Owner's Equity	(35,887)

Total Liabilities and Owner's Equity	$143,886

The accompanying notes are an integral part of these consolidated financial statements.

BlueSky Systems, Corp.
Consolidated Statement of Operations
For the years ended December 31, 2006 and 2005

	2006	2005
REVENUES
Rental Income	$29,451	$16,532
Other Income	442	776
TOTAL REVENUE	29,893	17,308

EXPENSES
Selling, general and administrative	14,342	16,060
Consulting and professional fees--stock based compensation	17,000	162,600
Prepaid consulting and professional fees expensed —stock based compensation	37,500	-
Bad Debt Expense	2,665
Interest	14,193	9,461
Depreciation	9,243	6,717
TOTAL EXPENSES	94,943	194,838

NET INCOME/(LOSS)	$(65,050)	$(177,530)

The accompanying notes are an integral part of these consolidated financial statements.

BlueSky Systems Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(65,050)	$(177,530)
Adjustments to reconcile net loss to net cash provided by (used in)
operating activities:
Depreciation	9,243	6,717
Decrease in Accounts Receivable	2,203	(3,469)
Value of Stock in Exchange for Services	17,000	200,100
(Increase)/Decrease in Prepaid Expenses	37,500	(37,500)
Increase/(Decrease) in Accounts Payable	1,805	(2,852)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	2,701	(14,534)

CASH FLOWS FROM INVESTMENT ACTIVITIES:
Improvements to Rental Property	-	(96,014)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	-	(96,014)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal Payments on Mortgage	(7,203)	-
Mortgage Payoff	-	(77,699)
Capital Contributions	4,525	3,182
Refinance New Mortgage for Rental Property	-	185,000
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	(2,678)	110,483

NET INCREASE IN CASH AND
CASH EQUIVALENTS	23	(65)

CASH AND CASH EQUIVALENTS:
Beginning of Period	20	85

End of Period	$43	$20

The accompanying notes are an integral part of these consolidated financial statements.

BlueSky Systems, Corp.
Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2006 and 2005

			Additional
	Common	Common	Paid-in	Retained
	Shares	Stock	Capital	Deficit
Balances, January 1, 2005	-	$-	$52,736	$(70,851)
Issuance of stock for services	3,090,600	3,091	197,010	-
Issuance of stock at par	12,500,000	12,500	(12,500)
Capital Contributions	-	-	3,182	-
Net Income (loss) for the year	-	-	-	(177,530)
Balances, December 31, 2005	15,590,600	$15,591	$240,428	$(248,381)
Issuance of stock for services	170,000	170	16,830	-
Issuance of stock at par	33,333	33	(33)	-
Capital Contributions	-	-	4,525	-
Net income (loss) for the year	-	-	-	(65,050)
Balances, December 31, 2006	15,793,933	$15,794	$261,750	$(313,431)

The accompanying notes are an integral part of these consolidated financial statements.

BLUESKY SYSTEMS, CORP. AND SUBSIDIARY
Notes to Consolidated Audited Financial Statements
For the Year Ended December 31, 2006

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity— BlueSky System, Corp. (“The Company”) was organized under the laws of the State of Pennsylvania in June 2004 as a C-Corporation. The Company owns one subsidiary, School Street Second Corp. (“The Subsidiary”). The purpose of the Subsidiary is to buy, sell, rent, and improve any and all aspects of real estate. The Subsidiary currently owns one building in Chicopee, Massachusetts.

Basis of Presentation—The financial statements included herein include the accounts of the Company prepared under the accrual basis of accounting.

Cash and Cash Equivalents—For purposes of the Statement of Cash Flows, the Company considers liquid investments with an original maturity of three months or less to be cash equivalents.

Management’s Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition—The Company’s revenue is derived from rental income from 4 leases, of which 3 expired in May 2006. The expired leases are now considered month-to-month leases. In accordance with SFAS 13, paragraph 23, the cost of property held for leasing by major classes of property according to nature or function, and the amount of accumulated depreciation in total, is presented in the accompanying December 31, 2006 balance sheet. There are no contingent rentals included in income in the accompanying statements of operations. With the exception of the month-to-month leases, revenue is recognized on a straight-line basis and amortized into income on a monthly basis, over the lease term.

Comprehensive Income (Loss)—The Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS) No. 130, “Reporting Comprehensive Income”, which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. There were no items of comprehensive income (loss) applicable to the Company during the periods covered in the financial statements.

Advertising Costs—Advertising costs are expensed as incurred. The Advertising expense totaled $0 and $0 for the years ended December 31, 2006 and 2005, respectively.

Prepaid Expenses—During 2006, $37,500 of Prepaid Consulting was expensed. The Prepaid Consulting occurred in 2005 as a result of stock paid for services of which not all were performed in 2005, the remaining services occurred during 2006.

BLUESKY SYSTEMS, CORP. AND SUBSIDIARY
Notes to Consolidated Audited Financial Statements
For the Year Ended December 31, 2006

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’)

Loss per Common Share—Statement of Financial Accounting Standard (SFAS) No. 128 requires dual presentation of basic and diluted earnings per share (EPS) with a reconciliation of the numerator and denominator of the EPS computations. Basic earnings per share amounts are based on the weighted average shares of common stock outstanding. If applicable, diluted earnings per share would assume the conversion, exercise or issuance of all potential common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. Accordingly, this presentation has been adopted for the period presented. There were no adjustments required to net loss for the period presented in the computation of diluted earnings per share.

Income Taxes—Income taxes are provided in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes.” A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss-carryforwards.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that, and some portion or the entire deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Fair Value of Financial Instruments—The carrying amounts reported in the balance sheet for cash, accounts receivable and payable approximate fair value based on the short-term maturity of these instruments.

Stock Based Transactions—The Company acquires nonmonetary assets including goods for its common stock. The goods are recorded at the fair value of the nonmonetary asset exchanged or at an independent quoted market price for items exchanged.

The Company accounts for stock-based compensation using the fair value method of Financial Accounting Standard No. 123 (revised, 2004), “Accounting for Stock-Based Compensation”. Shares issued for services rendered by a third party are recorded at the fair value of the shares issued or services rendered, whichever is more readily determinable. The Company accounts for options and warrants under the same authoritative guidance using the Black-Scholes Option Pricing Model.

Accounts Receivable—Accounts deemed uncollectible are written off in the year they become uncollectible. During 2006, an Accounts Receivable in the amount of $2,665 was deemed uncollectible and was written off to Bad Debt Expense. As of December 31, 2006, the Company’s Accounts Receivable balance was $1,267.

BLUESKY SYSTEMS, CORP. AND SUBSIDIARY
Notes to Consolidated Audited Financial Statements
For the Year Ended December 31, 2006

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’)

Impairment of Long-Lived Assets—In accordance with SFAS No. 144, the Company reviews and evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, including those noted above, the Company compares the assets’ carrying amounts against the estimated undiscounted cash flows to be generated by those assets over their estimated useful lives. If the carrying amounts are greater than the undiscounted cash flows, the fair values of those assets are estimated by discounting the projected cash flows. Any excess of the carrying amounts over the fair values are recorded as impairments in that fiscal period.

Property and equipment—Rental property is stated at cost. Depreciation is provided by the straight-line method over the estimated economic life of the rental property’s remaining 27.5 years. As of December 31, 2006, the Company’s rental property balance was $139,909 (net). Equipment is stated at cost and the depreciation of equipment is calculated by the straight-line method over the estimated economic life of 5 years. As of December 31, 2006, the Company’s equipment balance was $2,667 (net).

Recent Accounting Pronouncements—In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. These requirements apply to all voluntary changes and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 is effective for fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS 154 to have a material effect on the Company’s financial statements.

In February 2006, the FASB issued SFAS Statement No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140” ("SFAS 155"). This Statement amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” This Statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued for the Company for fiscal year begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

BLUESKY SYSTEMS, CORP. AND SUBSIDIARY
Notes to Consolidated Audited Financial Statements
For the Year Ended December 31, 2006

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Recent Accounting Pronouncements (cont’d)

In March 2006, the FASB issued SFAS Statement No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140”. This Statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires that an entity recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. This Statement requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable and it permits an entity to choose either the Amortization Method or the Fair Value Method for each class of separately recognized servicing assets and servicing liabilities. At its initial adoption, the Statement permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under SFAS No. 115. This Statement is effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006. Earlier application is permitted if the entity has not yet issued interim or annual financial statements for that fiscal year. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB No. 109. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB No. 109, “Accounting for Income Taxes”. This interpretation prescribes recognition of threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. Earlier application is permitted if the entity has not yet issued interim or annual financial statements for that fiscal year. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

BLUESKY SYSTEMS, CORP. AND SUBSIDIARY
Notes to Consolidated Audited Financial Statements
For the Year Ended December 31, 2006

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Recent Accounting Pronouncements (cont’d)

In September 2006, the FASB issued SFAS Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. For an employer with publicly traded equity securities, the requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending after December 15, 2006. For an employer without publicly traded equity securities, the requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending after June 15, 2007. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position (paragraphs 5, 6, and 9) is effective for fiscal years ending after December 15, 2008. Earlier application is permitted if for all of an employer's benefit plans. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements”. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. However, for some entities, the application of SFAS No. 157 will change current practice. This Statement is effective for fiscal years beginning after November 15, 2007, and all interim periods within those fiscal years. Earlier application is permitted if the entity has not yet issued interim or annual financial statements for that fiscal year. Early adoption of this standard is not expected to have a material effect on the Company’s results of operations or its financial position, but the Company is evaluating the Statement to determine what impact, if any, it will have on the Company.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”). This statement requires balance sheet recognition of the funded status, which is the difference between the fair value of plan assets and the benefit obligation, of pension and postretirement benefit plans as a net asset or liability, with an offsetting adjustment to accumulate other comprehensive income in shareholders’ equity. In addition, the measurement date, the date at which plan assets and the benefit obligation are measured, is required to be the company’s fiscal year end. The Company currently Company is currently evaluating the Statement to determine what impact, if any, it will have on the Company.

BLUESKY SYSTEMS, CORP. AND SUBSIDIARY
Notes to Consolidated Audited Financial Statements
For the Year Ended December 31, 2006

NOTE B—SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental disclosures of cash flow information for the years ended December 31, 2006 and 2005 is summarized as follows:

Cash paid during the period for interest and income taxes:

2006   2005
Income Taxes             $   ---   $ ---
Interest                       $14,193 $ 9,461

Non-cash financing activities:
                                                                                                2006         2005
Common stock issued for services prepaid and rendered  $17,000    $200,100

NOTE C—INCOME TAXES

Due to the operating loss and the inability to recognize an income tax benefit there from, there is no provision for current or deferred federal or state income taxes for the years ended December 31, 2006 and 2005.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for federal and state income tax purposes.

The Company’s total deferred tax asset, calculated using federal and state effective tax rates, as of December 31, 2006 is as follows:
Current taxes                                               $      -
Deferred tax benefit                                       (13,254)
Benefits of operating loss carryforwards             2,681
                                                                              $ (10,573)

Deferred tax assets recognized for deductible temporary difference and loss carryforwards total $10,573. No tax benefits have been recorded for the nondeductible (tax) expenses (stock for services) totaling $220,100.

BLUESKY SYSTEMS, CORP. AND SUBSIDIARY
Notes to Consolidated Audited Financial Statements
For the Year Ended December 31, 2006

NOTE C—INCOME TAXES (CONT’D)

The reconciliation of income taxes computed at the federal statutory income tax rate to total income taxes for the years ended December 31, 2006 and 2005 is as follows:
                                                                                                2006  2005
Income tax computed at the federal statutory rate   34%  34%
Valuation allowance      (34%)  (34%)
Total deferred tax asset                                                 0%     0%

Because of the Company’s lack of earnings history, the deferred tax asset has been fully offset by a valuation allowance.

The Company has the following carryforwards available at December 31, 2006:

Operating Losses:
Amount Expires
$15,000  2024
                        8,213  2025
                                                               7,885  2026
$31,098

NOTE D—GOING CONCERN

As shown in the accompanying audited financial statements, the Company has suffered recurring losses from operations to date. It experienced losses of $62,384 and $176,430 during 2006 and 2005, respectively. The Company had a net deficiency of $309,665 as of December 31, 2006. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Management’s plans in regard to this matter are to raise equity capital and seek strategic relationships and alliances in order to increase sales in an effort to generate positive cash flow. Additionally, the Company must continue to rely upon equity infusions from investors in order to improve liquidity and sustain operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

BLUESKY SYSTEMS, CORP. AND SUBSIDIARY
Notes to Consolidated Audited Financial Statements
For the Year Ended December 31, 2006

NOTE E—SEGMENT REPORTING

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information.” This statement requires companies to report information about operating segments in interim and annual financial statements. It also requires segment disclosures about products and services, geographic areas and major customers. The Company determined that it did not have any separately reportable operating segments as of December 31, 2006.

NOTE F—EQUITY

In 2005, 15,590,600 shares of the Company’s 50,000,000 authorized, $.001 par common stock were issued. The shares were issued as follows:

12,500,000—restricted shares issued at par.
1,100,600—non-restricted shares issued at par for consulting and professional services; valued at $1,100.
            1,990,000—restricted shares issued for consulting and professional services; valued at $.10 per share or $199,000.

In 2006, 203,333 shares of the Company’s 50,000,000 authorized, $.001 par common stock were issued. The shares were issued as follows:

            170,000—restricted shares issued for consulting and professional services; valued at $.10 per share or $17,000.
 33,333—restricted shares issued at par as a contribution.

NOTE G—NOTES PAYABLE

Mortgages incurred for the purchase of the rental property consist of the following:

Secured Commercial Mortgage to an unrelated party.
Dated May 27, 2005. Bearing 6.75% , Original amount $185,000  $177,797

NOTE H—SUBSEQUENT EVENTS

Subsequent to year-end, the Company planned to file an SB-2 Registration Statement with the Securities and Exchange Commission to become a publicly traded company with the intent of trading on the Over the Counter Bulletin Board.

Part III

ITEM 1. INDEX TO EXHIBITS

3.1	Articles of incorporation filed on September 21, 2004
3.2	By-Laws
4.1	Form of stock certificate
10.1	Professional services Agreement with A-Z Consulting, Inc., dated October 4, 2004.
10.2	Assignment of Contract Rights and Obligations, dated November 29, 2004
10.3	Property Management Agreement with Lessard Property Management Services, Inc., dated August 27, 2003
99.1
Section 1713 of Title 15, Part II, Subpart B, Article B, Chapter 17, Subchapter B and Sections 1741-1744 of Title 15, Part II, Subpart B, Article B, Chapter 17, Subchapter D of the Pennsylvania Consolidated Statutes addressing indemnification

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf the undersigned thereto duly authorized.

Dated: April 4, 2007                                                  BLUESKY SYSTEMS, INC.

By: /s/ Karol Kapinos
Karol Kapinos, President